GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 1- 2006	January 26, 2006

Gammon Lake Announces Open Pit Mining and Commencement of
Heap Leach Operations at the Ocampo Gold-Silver Project

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce that mining and heap leach operations have commenced at the Company's 100% controlled Ocampo Gold-Silver Project, located in Chihuahua, Mexico. Initial production is derived from the Conico deposit in the Open Pit area of the project. Since November 2005, Gammon Lake has been developing 13-kilometres of pit roads, and has started open pit mining operations in the Conico deposit and stockpiling low-grade and high-grade ore. To date, approximately 40,000 tonnes of ore have been stacked on the heap leach pad, and is now under leach.

The primary crusher, capable of crushing up to 20,000 tonnes per day (7.0-million tonnes per year) is operating and presently feeding a 6,000 tonne per day (2.1-million tonne per year) high-grade secondary/tertiary crushing facility that was commissioned in early January 2006. With 58-million tonnes of mineable ore, Gammon Lake will be in continuous heap leach pad preparation for the next 12 years to remain one year ahead of its ore stacking needs.

The low-grade secondary crushing line for crushing 7,000 tonnes per day (2.45-million tonnes per year) will be completed during the first half of February, 2006, at which time the mine will deliver 13,000 tonnes per day to the heap leach crushing facilities at the planned grade of 1.8 grams per tonne gold equivalent. Sufficient crushed material has been placed on the heap to allow for cyanide solution irrigation for gold and silver dissolution (started January 20, 2006). Kappes, Cassiday & Associates (KCA), EPCM contractor for the Ocampo Project, is monitoring the gold/silver concentration in the heap leach pond to determine when Gammon Lake can proceed with the first gold/silver pour.

Construction and development of the Ocampo Project remains on schedule and within budget to achieve the feasibility rate of 13,000 tonnes per day from the Ocampo Open Pit mine by the end of the first quarter of 2006. In the first year of production the Ocampo Open Pit mine is expected to produce 136,735 ounces of gold and 3,979,826 ounces of silver, equating to 203,065 gold equivalent ounces. Total first year commercial production at Ocampo, including underground operations is expected to exceed 300,000 gold-equivalent ounces.

The mill facilities for processing the underground ore are now under construction. The foundry portion of the mill is nearing completion for the first gold/silver pour, and construction of the remaining mill components is proceeding as per the KCA construction schedule.

ABOUT THE OCAMPO PROJECT

The Ocampo Gold-Silver Project, as designated in the feasibility study conducted by Kappes, Cassiday & Associates (KCA) of Reno, Nevada, will consist of an underground mine with a 1,500 tonne per day agitated cyanide leach plant, and an open pit mine with a 13,000 tonne per day heap leach. As per the KCA feasibility study, production is expected to average 170,000 ounces of gold and 6.2-million ounces of silver, annually. The full KCA feasibility study can be found on SEDAR at www.sedar.com.

(Continued on page 2)

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. All of Gammon Lake's analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

CAUTIONARY STATEMENT

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 40-F (File No. 001-31739), which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

#